Company Celltech Group PLC
                  TIDM CCH
                  Headline Offer Update
                  Released 07:00 14 Apr 2003
                  Number 9814J






NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA,
CANADA OR JAPAN

11 April 2003
CELLTECH GROUP PLC ("CELLTECH")
CASH OFFER FOR OXFORD GLYCOSCIENCES PLC ("OGS")

Celltech is pleased to note the announcement earlier today that the Board of OGS now recommends that OGS Shareholders accept Celltech's all cash offer of 182 pence per share.

Celltech also announces that it has today purchased a further 20,525,985 OGS Shares at a price of 182 pence per share, representing approximately
6.65 per cent. of the issued share capital of OGS. As announced on 24 March 2003, Celltech has previously purchased 5,892,971 OGS Shares representing approximately 10.52 per cent of the issued share capital of OGS and, as at 3.00pm (London time) today, valid acceptances of its Offer had been received in respect of 1,421,210 OGS Shares (including those represented by OGS ADSs), representing approximately 2.54 per cent. of the issued share capital of OGS.

Accordingly, and subject to settlement of today's purchases, an aggregate of 27,840,166 OGS Shares (including those represented by OGS ADSs), representing approximately 49.71 per cent. of the issued share capital of OGS, have been acquired by Celltech or validly assented to its Offer.

As a result of today's purchases, Celltech's Offer of 182 pence in cash for each OGS Share is now conditional only on Celltech having received acceptances in respect of OGS Shares which, together with OGS Shares acquired or agreed to be acquired, will result in Celltech (and any person acting in concert with Celltech) holding OGS Shares carrying more than 50 per cent. of the voting rights in OGS.

Save as set out above, neither Celltech, nor any person acting or deemed to be acting in concert with Celltech, owned any OGS Shares on 22 January 2003 (being the business day prior to the commencement of the offer period), nor have any of such persons acquired or agreed to acquire any OGS Shares (including OGS Shares represented by OGS ADSs) during the offer period and no acceptances of the Offer have been received from any persons acting or deemed to be acting in concert with Celltech.

Shareholders in OGS who wish to accept the Offer, and who have not yet done so, should return their Form(s) of Acceptance as soon as possible. Further Forms of Acceptance can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by telephoning the Helpline on 0870 600 0673 (if calling from the United Kingdom), (1)
800 858 1202 (if calling from the United States or if you are an OGS ADS Holder) or +44 (0) 1903 702 767 (if calling from elsewhere). If you are an OGS ADS Holder and wish to accept the Offer, you should follow the instructions set out in the Letter of Transmittal. If OGS Shareholders or OGS ADS Holders are in any doubt as to the procedures for acceptance, they should contact the Helpline on the above numbers. A further announcement will be made in due course.

Enquiries:
For further information contact:
      Celltech Group plc
      Telephone: +44 (0)1753 534 655
      Dr Peter Fellner, Chief Executive
      Peter Allen, Chief Financial Officer
      Richard Bungay, Director of Corporate Communications

      JPMorgan
      Telephone: +44 (0)20 7742 4000
      Bernard Taylor, Vice Chairman
      Julian Oakley, Managing Director
      Brunswick London Telephone: +44 (0)20 7404 5959
      Jon Coles
      Fiona Fong
      Brunswick New York Telephone: +1 212 333 3810
      Cindy Leggett-Flynn


Terms defined in the Offer Document have the same meaning when used in this announcement.

Celltech and JPMorgan, acting on its behalf outside the United States, are offering to purchase all of the issued and to be issued ordinary shares of 5 pence each in OGS (including those represented by OGS ADSs) at a price of 182 pence per OGS Share.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related information on 3 March 2003. Free copies of those documents are available on the SEC's website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document have been made available to all OGS Securityholders at no charge to them. OGS Securityholders are dvised to read the Offer Document and the accompanying Acceptance Forms which have been sent to them because they contain important information. OGS Securityholders in the United States are also advised to read the Tender Offer Statement because it contains important information.

Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer have been, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative available under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act of 1933, as amended or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or esident of Australia, Canada or Japan or any other such jurisdiction.

THE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE INITIAL OFFER PERIOD. THE INITIAL OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE ON THE EARLIER OF (i) THE OFFER BECOMING OR BEING DECLARED UNCONDITIONAL IN ALL RESPECTS OR (ii) 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW YORK CITY
TIME), ON 15 APRIL 2003, UNLESS FURTHER EXTENDED TO A LATER CLOSING DATE. OGS SECURITYHOLDERS HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER UNTIL THE END OF THE INITIAL OFFER PERIOD, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

The Offer is conditional upon valid acceptances being received (and not, where permitted, being withdrawn) by 3:00 p.m. (London time), 10:00 a.m. (New York City time) on 15 April 2003, or such later time(s) and/or date(s) as Celltech may, subject to the City Code and in accordance with the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), decide in respect of OGS Shares (including OGS Shares represented by OGS
ADSs) which, together with OGS Shares (including OGS Shares represented by OGS ADSs) acquired or agreed to be acquired before or during the Offer Period, results in Celltech and any persons acting in concert with Celltech holding OGS Shares (including OGS Shares represented by OGS
ADSs) carrying in aggregate more than 50 per cent of the voting rights normally exercisable at a general meeting of OGS, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any OGS Shares (including OGS Shares represented by OGS
ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Celltech reserves the right (but will not be obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend further the Offer and, in such event, any decision to extend the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the day (other than a Saturday or Sunday) following the day on which the Offer was due to expire and on which banks are generally open in London for normal business. Except with the consent of the Panel, the Initial Offer Period for acceptances and withdrawals may not extend beyond 1:00 p.m. (London time), 8:00 a.m. (New York City time), on the day which is 21 days after the release of OGS' preliminary results for the year ended 31 December 2002.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.

OGS has equity securities traded on the London Stock Exchange and NASDAQ, which the Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon (London time), 7 a.m. (New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

END